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                                                 Filed by VA Linux Systems, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                             Subject Company:  Andover.Net, Inc.
                                                  Commission File No.  001-15499


                                FEBRUARY 3, 2000
                             CONFERENCE CALL SCRIPT
                  VA LINUX SYSTEMS' ACQUISITION OF ANDOVER.NET


Good afternoon, I'm Todd Schull, Chief Financial Officer of VA Linux Systems. Welcome and thanks for joining us today on such short notice. With me are Larry Augustin, CEO and founder of VA Linux Systems and Bruce Twickler, CEO of Andover.Net. As most of you have seen by now, at the close of market today we announced a definitive agreement to acquire Andover.Net. The press release was sent over the wire services at approximately 5:30 AM EST and is also available on our web site: www.valinux.com.

I will first explain the financial facts of this transaction. Following my comments, Larry will discuss the VA's strategy for the deal and why this is the most significant transaction in the history of the Linux business.

Before we begin I'd like to remind you that matters we will be discussing today will include statements relating to future results of the company

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(including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1955. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: VA Linux's ability to integrate Andover.Net into its operations; the timing of new product introductions; pricing pressures and other competitive factors; and the fact that VA Linux and Andover.Net have incurred and will continue to incur substantial losses. Further information regarding these risks will be detailed in an S-4 registration statement to be filed with the Securities and Exchange Commission (SEC). In addition, each of VA Linux and Andover.Net may achieve results that differ materially from those projected herein. Further information on the risks and uncertainties affecting each company is contained in each company's filings with the SEC, including their respective S-1 registration statements. The above mentioned documents contain important information and you are urged to review them carefully. Each such document is available free of charge at the SEC Website at www.SEC.gov.

Under the terms of the merger agreement, which was approved by the Board of Directors of each company, each share of Andover.Net Common Stock will be exchanged for 0.425 of a share of VA Linux Systems Common Stock, reduced by an aggregate of $60 million in cash payments to Common Stock holders of Andover.Net. The transaction is expected to be completed during VA Linux Systems' third fiscal quarter and will be accounted for as a purchase. The $60 million of cash will be paid ratably to all stockholders

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of Andover.Net and the exchange ratio will be reduced to reflect the amount of cash received per share. The final exchange ratio will be determined on the closing date by subtracting from 0.425 the ratio of this cash amount per share of Andover.Net Common Stock to the average closing price of VA Linux Systems' Common stock over the 10 day trading period beginning four days prior to yesterday. For example, based upon the number of Andover.Net shares of Common Stock currently outstanding and assuming that this 10 day average trading price is equal to $136.875, which was the closing price of VA Linux Systems' Common Stock yesterday, each share of Andover.Net Common Stock would be exchanged for $3.81 of cash and 0.397 of a share of VA Linux Systems Common Stock. The actual amount of cash and VA Linux Systems Common Stock exchanged for each share of Andover.Net Common Stock will vary based upon the actual number of shares of Andover.Net Common Stock outstanding at the closing date and the average closing price of VA Linux Systems' Common Stock over the 10 trading days beginning four days prior to yesterday. Under these assumptions, Andover.Net's stockholders would own approximately 13.5% of the combined company on a fully converted basis. The transaction is subject to approval by the stockholders of Andover.Net and customary closing conditions. Officers, directors and certain affiliates of Andover.Net have executed voting agreements in support of this transaction.

Based upon analyst's estimates, we expect the transaction to be accretive to both revenue and gross margins this year. Further, this transaction will accelerate our business model for our web and professional services business sectors.
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I'd now like to turn the call over to Larry who will discuss our business strategy and how Andover.Net leverages our current web and service efforts.

Larry:

Thanks Todd. Thank you for joining us today. We appreciate your interest and support of the company.

VA Linux is the leading company in the United States focusing exclusively on the Linux market, and is the only complete Linux solution provider. We offer hardware, software, and services based on Linux and Open Source Software. Our leading Web presence is a key enabler of those businesses. We intend to grow all aspects of our business aggressively, both organically and though acquisition. Today we are excited to announce the most significant transaction in Linux history. This acquisition relates to our web presence and the future of Open Source Software development. We've talked in the past about our services model being based on leveraging Open Source development, and this acquisition accelerates our move into that services business.

As many of you may know, Andover.Net owns and operates a large, complementary network of Web sites devoted to the development and the advancement of the Linux operating system and Open Source Software (OSS).

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We believe that Andover.Net is essential to our strategy of being a center of
Linux and Open Source development. The combination of the Andover properties with the VA Linux properties creates the leading Internet destination for Linux and Open Source developers. In effect, it creates a "Yahoo for developers."

Specifically, Andover.Net owns and operates two key Linux and Open Source Web properties: Slashdot and Freshmeat. Slashdot is the leading destination for developers on the Internet. Slashdot is effectively the "town hall" of the Open Source community providing news, commentary, information, and reviews on a wide range of topics. Freshmeat is the leading site for the announcement of Open Source projects with over 7,000 listed projects and over 500,000 registered active developers.

VA Linux owns and operates three leading Linux and Open Source Web properties:
Linux.com, Themes, and SourceForge. SouceForge is a development and hosting center, home to more than 1500 key Open Source projects, estimated to be greater than 20% of the Open Source world.

Combining SourceForge with Freshmeat creates the leading site offering developer resources on the Internet. Again, the combination creates a "Yahoo for developers" with tremendous revenue opportunities that exceed what either company could generate independently. The combined

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companies also create revenue opportunities for VA's other businesses (systems, software and services). I'll just highlight three of the opportunities that we will pursue in the near term:

1. The first, and probably least significant in the overall scheme of things, is advertising. The combined companies would have over 70 million page views per month placing it easily in the top-100 in terms of Web site traffic. For comparison, recognized sites like buy.com, akamai.net, playboy.com, sony.com, and barnesandnoble.com fall in the 65 million to 80 million page view range. Our combined, substantial page view numbers can be leveraged into direct revenues through advertising sales.

2. The second stream we will pursue aggressively is Open Source services consulting. As companies move software from proprietary to Open Source, they need help in building communities around their software and in developing a process for moving to Open Source. Companies will pay for this kind of business consulting service. The combined Internet sites give us the credibility to execute on this process better than anyone else. For example, last week Hewlett-Packard signed up for this service.

3. Third, we've articulated before that our professional services strategy is to leverage the Open Source development model by running Open source projects that fulfill professional services contracts. It's critical that we be able to do this more effectively and efficiently than anyone. The combination of these properties enables that.

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With the creation of this "Yahoo for developers" we see many other exciting opportunities that will arise as we help grow the Open Source community. The Internet is revolutionizing the Open Source movement by changing the way software is built. We're leading a movement in software development where thousands of programmers working cooperatively across the Internet are better than a handful of programmers working within a closed company.

Execution is obviously always a risk in mergers and acquisitions, so let me say a few words now about how we will integrate the two companies. Our intent is to continue to operate Andover.Net as an independent business unit.

The VA Linux and Andover.Net engineering teams have worked cooperatively within the Linux community over several years, so from a cultural standpoint we believe the combination is a good fit. Additionally, the existing organizations fit together relatively easily. The two companies are fairly young, and each has limited infrastructure in the other's core areas of expertise. Our Web group can easily integrate with Andover's existing organizational structure.

Because the majority of development on the Web sites is already done remotely, location is not an overriding factor in the integration plan. Andover has a sales and operations management group in Massachusetts. We expect to leave those functions there. The location actually lets us draw on a talented developer pool in the Boston area.


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In conclusion, we're really excited about the powerful combination of VA Linux and Andover.Net. We believe that we will have an opportunity to create the leading online network for Open Source Software, information and technical tools. This network will be a key enabler of our other businesses and accelerates our professional services strategy. The revenue opportunities of VA Linux and Andover combined far exceed what either company could generate independently.

With that, I'd now like to open the call to questions.



VA Linux Systems, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Andover.Net shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VA Linux's S-1 Registration Statement filed with the SEC on December 9, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the VA Linux contact listed below.

Andover.Net, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Andover.Net shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Andover.Net's S-1 Registration Statement filed with the SEC on December 3, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the Andover.Net contact listed below. In addition, fifty percent of the unvested options held by employee officers and directors of Andover.Net will vest as a result of this transaction. It is also anticipated that Andover.Net's officers and employee directors will enter into employment/non-competition agreements with VA Linux. These agreements have been neither negotiated nor executed as of the date of this filing.

SHAREHOLDERS OF ANDOVER.NET AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY VA LINUX SYSTEMS, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM VA LINUX AND ANDOVER.NET THROUGH THE CONTACTS LISTED BELOW.

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Investor Inquiries:
VA Linux Systems
Joyce Chowla, 408/542-5718
jchowla@valinux.com

Andover.Net
Janet Holian, 978/635-5300
janet@andover.net

or

Media Inquiries:
Eureka Endo
VA Linux Systems, 408/542-5754
eureka@valinux.com